Exhibit 99.1

KNOT Offshore Partners LP announces entry into an agreement to acquire the Dan Sabia

Aberdeen, United Kingdom, May 27, 2015 – KNOT Offshore Partners LP (the “Partnership”) (NYSE: KNOP) announced today that its wholly owned subsidiary, KNOT Shuttle Tankers AS, had entered into a share purchase agreement to acquire KNOT Shuttle Tankers 21 AS, the company that owns the shuttle tanker, Dan Sabia, from Knutsen NYK Offshore Tankers AS (the “Acquisition”). The purchase price of the Acquisition is $103.0 million, net of $64.5 million of outstanding indebtedness related to the Dan Sabia. The Partnership expects the Acquisition to close within approximately 30 days, subject to customary closing conditions.

The Dan Sabia is operating under a bareboat charter with Petrobras Transporte S.A. The Dan Sabia charter commenced upon delivery of the vessel in the first quarter of 2012 and will terminate in the first quarter of 2024.

The Partnership’s board of directors (the “Board”) is pleased that the Partnership has entered into this share purchase agreement in connection with its fifth acquisition since the Partnership’s initial public offering in April 2013.

The Board and the conflicts committee of the Board (the “Conflicts Committee”) have approved the purchase price of the Acquisition. The Conflicts Committee retained an outside financial advisor to assist with its evaluation of the Acquisition.

As a result of the Acquisition, the Partnership’s management has recommended to the Board an increase in the Partnership’s quarterly cash distribution of between $0.01 and $0.015 per unit (corresponding to an annualized increase of between $0.04 and $0.06 per unit), which would become effective for the distribution with respect to the quarter ending September 30, 2015. Any such increase would be conditioned upon, among other things, the closing of the Acquisition, the approval of such increase by the Board and the absence of any material adverse developments or potentially attractive opportunities that would make such an increase inadvisable.

The Partnership owns, operates and acquires shuttle tankers under long-term charters in the offshore oil production regions of the North Sea and Brazil. The Partnership is structured as a master limited partnership. The Partnership’s common units trade on the New York Stock Exchange under the symbol “KNOP.”

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words “believe”, “anticipate”, “expect”, “estimate”, “project”, “will be”, “will continue”, “will likely result”, “plan”, “intend” or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership’s control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	the Partnership’s ability to consummate the Acquisition on a timely basis or at all, and to integrate and realize the expected benefits from the Acquisition;

•	the Partnership’s ability to increase distributions to unitholders and the amount of any such increase;

•	the Partnership’s ability to implement its growth strategies and other plans and objectives for future operations;

•	the Partnership’s future revenues, expenses, financial condition and results of operations;

•	the financial condition of the Partnership’s existing or future customers and their ability to fulfill their charter obligations;

•	the Partnership’s ability to make additional borrowings and to access debt and equity markets; and

•	other factors listed from time to time in the reports and other documents the Partnership files with the United States Securities and Exchange Commission.

All forward-looking statements included in this release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Media:

KNOT Offshore Partners LP

Arild Vik

Chief Executive Officer and Chief Financial Officer

+44 758 1899 777

http://knotoffshorepartners.com/

Source: KNOT Offshore Partners LP